SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TEXOIL, INC.
(Name of Issuer)

Common Stock, Par
(Title of Class of Securities)

882906209
(CUSIP Number)

Mark C. Treanor
First Union Corporation
One First Union Center
301 S. College St., 40th Floor
Charlotte, NC 28288-0013
(704) 374-6828
(Name, Address and Telephone Number
of Person Authorized to Receive
Notices and Communications)


January 18, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 882906209

1 . Name of Reporting Person:  First Union Capital Partners, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a)   (b) [x]

3. SEC use only.

4. Source of Funds (See instructions): OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6. Citizenship or Place of Organization:  Delaware


Number of Shares Beneficially Owned by Each Reporting Person With

 7.  Sole Voting Power

-0-

 8.  Shared Voting Power

476,393

 9.  Sole Dispositive Power

-0-


10. Shared Dispositive Power

476,393

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

476,393

12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions):

13. Percent of Class Represented by Amount in Row 11: 6.4%   (1)

14. Type of Reporting Person (See Instructions):  CO
__________________________

(1) Based on 7,410,225 shares of Common Stock issued and outstanding as of January 25, 2001, as determined from information reported in the Form 8-K of the Issuer filed on January 26, 2001.

CUSIP No. 882906209

1. Name of Reporting Person:  First Union National Bank

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b) [x]

3. SEC use only.

4. Source of Funds (See instructions):   AF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6. Citizenship or Place of Organization:   Delaware


Number of Shares Beneficially Owned by Each Reporting Person With

 7.  Sole Voting Power

-0-


 8.  Shared Voting Power

476,393


 9.  Sole Dispositive Power

-0-


10. Shared Dispositive Power

476,393

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

476,393

12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions):

13. Percent of Class Represented by Amount in Row 11:  6.4%   (1)

14. Type of Reporting Person (See Instructions):  BK
__________________________

(1) Based on 7,410,225 shares of Common Stock issued and outstanding as of January 25, 2001, as determined from information reported in the Form 8-K of the Issuer filed on January 26, 2001.

CUSIP No. 882906209

1 . Name of Reporting Person:  First Union Corporation

2.  Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b) [x]

3.  SEC use only.

4.  Source of Funds (See instructions):   AF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.  Citizenship or Place of Organization:  Delaware


Number of Shares Beneficially Owned by Each Reporting Person With

 7.  Sole Voting Power

-0-


 8.  Shared Voting Power

476,393


 9.  Sole Dispositive Power

-0-


10. Shared Dispositive Power

476,393

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

476,393

12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions):

13. Percent of Class Represented by Amount in Row 11:   6.4%   (1)

14. Type of Reporting Person (See Instructions):  HC
__________________________

(1) Based on 7,410,225 shares of Common Stock issued and outstanding as of January 25, 2001, as determined from information reported in the Form 8-K of the Issuer filed on January 26, 2001.

SCHEDULE 13D

Explanatory Note - This is an amendment to the Schedule 13D filed on January 28, 1998, on behalf of First Union Capital Partners, Inc., First Union National Bank and First Union Corporation. On February 12, 1999, and February 15, 2000, respectively, an initial Schedule 13G and First Amendment (collectively, the "13G Filings") thereto were filed. However, the 13G Filings were not required and were made inadvertently, as there were no changes in the Reporting Persons' beneficial ownership that required an amendment to the initial Schedule 13D. This amendment to
Schedule 13D shall be an amendment to the original Schedule 13D filing and to the 13G Filings, as applicable.


Item 1.  Security and Issuer

This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Texoil, Inc. (the "Company"), the principal executive offices of which are located at 110 Cypress Station, Suite 220, Houston, Texas 77090.

Item 2.  Identity and Background

(a) This Statement is being filed jointly by First Union Capital Partners, Inc., a Virginia corporation ("FUCP"), by virtue of its direct beneficial ownership of Common Stock, and First Union National Bank, a national association ("FUNB"), and First Union Corporation, a North Carolina corporation ("FTU"), by virtue of their indirect beneficial ownership of FUCP. The foregoing entities are collectively referred to herein as the "Reporting Persons."

(b) The address of the principal business and principal office of FUCP is One First Union Center, 301 South College Street, 12th Floor, Charlotte, North Carolina 28288-0732. The address of the principal business and principal office of FUNB and FTU is One First Union Center, 301 South College Street, Charlotte, North Carolina 28288-0732.

(c) FUCP, a wholly-owned subsidiary of FUNB, is engaged principally in the business of venture capital investing. FUNB, which is engaged principally in the business of banking, is a wholly-owned subsidiary of FTU. FTU is a bank holding company which is principally engaged in the business of banking through its subsidiaries.

(d) During the past five years, none of the Reporting Persons, nor to the best knowledge of such persons, any of the persons named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

Item 3.  Source and Amount of Funds or Other Consideration

On January 24, 2001, FUCP exercised all of its rights to purchase shares of Common Stock pursuant to all of its existing warrants. FUCP entered into a cashless "net exercise" of the warrants with the Company. FUCP had warrants to purchase 188,158 shares of Common Stock at $4.47 per share (a total of $841,066.00). Pursuant to the Merger Agreement
(as defined in Item 4), each issued and outstanding share of Common
Stock will be converted into the right to receive $8.25. Pursuant to the cashless exercise provision of FUCP's warrant, FUCP was entitled to make a cashless exercise equal to the number of warrant shares (188,158) multiplied by the exercise price ($4.47), divided by the fair market value per share; however, the board of directors of the Company passed a resolution allowing warrants to be exercised at the exercise price ($8.25) under the Tender Offer (as defined in Item 4). Accordingly, FUCP received 101,947 shares of Common Stock ($841,066.00/$8.25 = 101,947) upon the exercise of its warrants in order to make the transaction cashless.
As of the date of this Amendment, FUCP now owns 476,393 shares of Common
Stock.

Item 4.  Purpose of the Transaction

(a) and (b) Pursuant to an Agreement and Plan of Merger, dated as of January 18, 2001, (the "Merger Agreement"), among Ocean Energy, Inc., a Texas corporation ("Ocean"), OEI Acquisition Corp., a Nevada corporation and wholly-owned subsidiary of Ocean ("Merger Sub"), and the Company, and subject to the conditions set forth therein (including, but not limited to, the adoption of the Merger Agreement by the stockholders of the Company) Merger Sub will be merged (the "Merger") with and into the Company, the Company will be the surviving corporation (the
"Surviving Corporation") in the Merger and will become a wholly-owned subsidiary of Ocean. Each issued and outstanding share of the Common Stock will be converted into the right to receive $8.25 and each issued and outstanding share of Preferred Stock will be converted into the right to receive $18.04. In addition, certain options and warrants to purchase Common Stock will be purchased for an amount per share equal to the difference between $8.25 and the exercise price per share of Common
Stock covered by such option or warrant on the terms set forth in the Merger Agreement.

Pursuant to the Merger Agreement, Merger Sub intends to effect a tender offer (the "Tender Offer") for all of the Company's issued and outstanding Common Stock and Preferred Stock at a purchase price of $8.25 and $18.04, respectively, per share. The tender and voting arrangements in the Tender and Voting Agreement, as described in Item 5 below, are intended to support Merger Sub's efforts to effect the Tender Offer.

Pursuant to the Tender and Voting Agreement, FUCP must tender all of its shares of Common Stock in the Tender Offer.

On January 24, 2001, FUCP exercised all of its rights to purchase shares of Common Stock pursuant to all of its existing warrants. FUCP entered into a cashless "net exercise" of the warrants with the Company. FUCP had warrants to purchase 188,158 shares of Common Stock at $4.47 per share (a total of $841,066.00). Pursuant to the Merger Agreement (as defined in Item 4), each issued and outstanding share of Common Stock will be converted into the right to receive $8.25. Pursuant to the cashless exercise provision of FUCP's warrant, FUCP was entitled to make a cashless exercise equal to the number of warrant shares (188,158) multiplied by the exercise price ($4.47), divided by the fair market value per share; however, the board of directors of the Company passed a resolution allowing warrants to be exercised at the exercise price
($8.25) under the Tender Offer (as defined in Item 4).  Accordingly,
FUCP received 101,947 shares of Common Stock ($841,066.00/$8.25 = 101,947)
upon the exercise of its warrants in order to make the transaction cashless. As of the date of this Amendment, FUCP now owns 476,393 shares of Common Stock. FUCP's acquisition of the additional shares of Common Stock was for investment purposes.

(c) Not Applicable

(d) If the Tender Offer is consummated, the directors of Merger Sub will become the directors of the Surviving Corporation. Merger Sub shall be entitled to designate (i) such number of Class A directors, rounded up to the next whole number, as is equal to the product of the total number of Class A directors on the Board multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by Ocean or its affiliates bears to the total number of shares of Common Stock then outstanding (calculated on an as converted basis), and (ii) such number of Class B directors, rounded up to the next whole number, as is equal to the product of the total number of Class B directors multiplied by the percentage that the aggregate number of Common
Stock of Preferred Stock beneficially owned by Ocean or its affiliates bears to the total number of Common Stock of Preferred Stock outstanding. If the Merger is consummated, the directors of Merger Sub will become directors of the Surviving Corporation.

(e) The Merger Agreement prohibits the Company from declaring, setting aside making or paying any dividend distribution in payable in cash stock, property or otherwise, (except for shares of Preferred Stock to be issued and cash to be paid as dividends on the Preferred Stock in accordance with the Company's articles of incorporation) or acquiring directly or indirectly any of its capital stock.

(f) Upon consummation of the Merger, the Company will become a wholly-owned subsidiary of Ocean.

(g) The Merger Agreement contains a number of provisions limiting the ability of the Company to become acquired by, or to pursue the acquisition of, the Company by, any persons other than Merger Sub during the pendency of the Merger Agreement. Upon consummation of the Merger, the articles of incorporation of Merger Sub will be the articles of incorporation of the Surviving Corporation.

(h) Upon consummation of the Merger, the Common Stock may cease to be quoted on any quotation system or exchange.

(i) Upon consummation of the Merger, the Common Stock may become eligible for termination of registration pursuant to Section 12(g) (4) of the Exchange Act.

(j) Other than as described above, the Reporting Persons currently have no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of this Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)Number and Percentage of Securities Owned:

The aggregate number of shares beneficially owned by FUCP is 476,393 shares of Common Stock, amounting to approximately 6.4% of the Common Stock outstanding,

(b)Type of Ownership:

By virtue of the relationship between FUCP and FUNB described in Item 2, FUNB may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the 476,393 shares of Common Stock.

By virtue of the relationship between FUCP, FUNB and FTU described in Item 2, FTU may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the 476,393 shares of Common Stock.

Pursuant to the Tender and Voting Agreement, FUCP has agreed to tender in the Tender Offer all of its shares of Common Stock (476,393 shares), subject to the satisfaction of the conditions to the Tender Offer set forth in the Merger Agreement. FUCP is, therefore, deemed to share dispositive power with respect to the Common Stock.

Pursuant to the Tender and Voting Agreement, at any time before the earlier of the date upon which the Merger Agreement is validly terminated or the date upon which the Merger is consummated, FUCP has agreed with Ocean and Merger Sub to vote all of its shares of stock of the Company, and has granted Ocean a proxy to vote such shares, (i) in favor of the Merger and the adoption of the Merger Agreement and in favor of each of the other actions contemplated by the Merger Agreement and any action that could reasonably be expected to facilitate the consummation of the Merger; (ii) against any action or agreement that could result in a breach of any representation, warranty, covenant or obligation of the Company in the Merger Agreement or Tender and Voting Agreement; and
(iii) against the following actions (other than the Merger and the other transactions contemplated by the Merger Agreement) (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries; (B) any sale, lease or transfer of a material amount of assets of any of the Company or any of its subsidiaries (other than in the ordinary course of business); (C) any change in the management or a majority of the board of directors of the Company;
(D) any material change in the capitalization or dividend policy or
(E) any other material change in the Company's corporate structure or business of the Company. FUCP retains the power to vote its shares of stock of the Company on all other matters. Therefore, FUCP may be deemed to share voting power of its stock of the Company with Ocean and Merger Sub.

(c)Transactions in Securities:

On January 24, 2001, FUCP exercised all of its rights to purchase shares of Common Stock pursuant to all of its existing warrants. FUCP entered into a cashless "net exercise" of the warrants with the Company. FUCP had warrants to purchase 188,158 shares of Common Stock at $4.47 per share (a total of $841,066.00). Pursuant to the Merger Agreement
(as defined in Item 4), each issued and outstanding share of Common
Stock will be converted into the right to receive $8.25.  Pursuant to the cashless exercise provision of FUCP's warrant, FUCP was entitled to make a cashless exercise equal to the number of warrant shares (188,158) multiplied by the exercise price ($4.47), divided by the fair market value per share; however, the board of directors of the Company passed a resolution allowing warrants to be exercised at the exercise price ($8.25) under the Tender Offer (as defined in Item 4). Accordingly, FUCP received 101,947 shares of Common Stock ($841,066.00/$8.25 = 101,947) upon the exercise of its warrants in order to make the transaction cashless. As of the date of this Amendment, FUCP
now owns 476,393 shares of Common Stock.   Except as disclosed herein,
there have been no other transactions in the securities of FUCP within the past sixty days.

(d) Rights to Receive Dividends: Pursuant to the Merger Agreement, the tender of the Common Stock in the Tender Offer includes all rights associated with the Common Stock, including the right to receive dividends on such Common Stock.

(e)Cessation of Beneficial Ownership:  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer

Other than as described in this Item 6, Item 5(b) above and in the original
Schedule 13D to which this Amendment relates, to FUCP's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits


Exhibit 1 - Joint Filing Agreement dated as of January 30, 2001, by and among FUCP, FUNB and FTU.

Exhibit 2 - Agreement and Plan of Merger, dated as of January 18, 2001, by and among Ocean Energy, Inc., OEI Acquisition, Corp. and Texoil, Inc. *

Exhibit 3 - Tender and Voting Agreement by and among Ocean Energy, Inc., OEI Acquisition, Corp., Quantum Energy Partners, LP, and certain other parties. **

____________________________


* Incorporated by reference to Exhibit 2.3 to the Form 8-K filed by Texoil, Inc. on January 26, 2001.
** Incorporated by reference to Exhibit 2.4, to the Form 8-K filed by Texoil, Inc. on January 26, 2001.

SIGNATURE
 After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies (on behalf of itself and each of First Union National Bank and First Union Corporation) that the information set forth in this statement is true, complete and correct.

Date: January 31, 2001.

FIRST UNION CAPITAL PARTNERS, INC.


      By:
      Name: Steve Antal
      Title: Secretary


SCHEDULE A
Information as to Directors and Executive Officers of the Reporting Persons

First Union Corporation.

The following table provides certain information about First Union Corporation's directors:


Name                Business (B) or      Principal Occupation   Citizenship
                    Residence (R)
                    Address
-----------------   -------------------  ---------------------  --------------

A. Dano Davis       (R)                 Chairman, Winn-Dixie    United
                    4861 Ortega Blvd.   Stores, Inc.            States
                    Jacksonville, FL    Jacksonville, Florida,
                    32210               a food retailer
                                        5050 Edgewood Court
                                        Jacksonville, FL 32254.

Roddey Dowd, Sr.    (R)                 Chairman of the         United
                    1242 Queens Road    Executive Committee,    States
                    West Charlotte,     Charlotte Pipe and
                    NC  28207           Foundry Company,
                                        Charlotte, North
                                        Carolina, a
                                        manufacturer of pipe
                                        and fittings
                                        P. O. Box 35430
                                        Charlotte, NC 28235.

William H.          (R)                 Chairman, CCA           United
Goodwin, Jr.        6701 River Road     Industries, Inc.,       States
                    Richmond, VA  23229 Richmond, Virginia,
                                        a diversified
                                        holding company
                                        901 East Cary St.,
                                        Suite 1400
                                        Richmond, VA 23219.

Radford D. Lovett   (R)                  Chairman, Commodores   United
                    129 Ponte Vedra      Point Terminal         States
                    Blvd. Ponte Vedra    Corporation,
                    Beach, FL 32082      Jacksonville,
                                         Florida, an
                                         operator of a
                                         marine terminal
                                         and a real estate
                                         management company
                                         1600 Independent
                                         Square Jacksonville,
                                         FL 32202.

Mackey J. McDonald  (B)                  Chairman, President    United
                    VF Corporation       and Chief Executive    States
                    P.O. Box 21488       VF Corporation,
                    Greensboro, NC 27420 Greensboro, North
                                         Carolina, an
                                         apparel manufacturer
                                         P.O. Box 21488
                                         Greensboro, NC 27420.

Lanty L. Smith      (R)                  Chairman, Soles        United
                    1401 Westridge Road  Brower Smith & Co.,    States
                    Greensboro, NC       Greensboro, North
                    27401                Carolina, an
                                         investment banking
                                         firm 300 N. Greene St.,
                                         Suite 925, Greensboro,
                                         NC 27401.

G. Kennedy          (B)                  Chief Executive        United
Thompson            First Union          Officer and President, States
                    National Bank        First Union
                    One First Union      Corporation.
                    Center 301 South
                    College Street
                    Charlotte, NC 28288

Beverly F. Dolan    (B)                  Investor               United
                    2880 Three First                            States
                    Union Center
                    Charlotte, NC 28202

Erskine B. Bowles   (B)                  General Partner,       United
                    Forstmann Little &   Forstmann Little &     States
                    Co., New York, New   Co., New York, New
                    767 12th Ave.          York, and Managing
                    44th Floor            Director, Carousel
                    New york, NY         Capital Company,
                    10153                LLC, Charlotte,
                                         North Carolina,
                                         merchant banking-
                                         private equity
                                         companies.

Robert J. Brown     (R)                  Chairman, President    United
                    1129 Pennywood       and Chief Executive    States
                    Drive High Point,    Officer, B&C
                    NC 27265             Associates, Inc.,
                                         High Point, North
                                         Carolina, a public
                                         relations and
                                         marketing research
                                         firm P. O. Box 2636
                                         High Point, NC 27261.

Edward E.           (B)                  Director, First        United
Crutchfield         First Union          Union Corporation.     States
                    Corporation
                    Three First Union
                    Center, Suite 2880
                    Charlotte, NC 28202

Herbert Lotman      (B)                  Chairman and Chief     United
                    Keystone Foods       Executive Officer,     States
                    Holding Co., Inc.    Keystone Foods
                    401 City Avenue      Holding Company,
                    Suite 800            Inc., Bala Cynwyd,
                    Bala Cynwyd, PA      Pennsylvania, a
                    19004                global food processor
                                         and logistics company.

Patricia A. McFate  (B)                  Senior Scientist,      United
                    Science              Strategies Group,      States
                    Applications         Science Applications
                    International        International
                    Corporation          Corporation, Santa Fe,
                    22 Clematis Circle   New Mexico, a systems
                    Sante Fe, NM 87501   engineering company.


Joseph Neubauer     (R)                  Chairman and Chief     United
                    210 Rittenhouse      Executive Officer,     States
                    Square, W.           ARAMARK Corporation,
                    Apt. 3106            Philadelphia,
                    Philadelphia, PA     Pennsylvania, a service
                    19103                management company
                                         ARA Tower, 1101 Market
                                         Street Philadephia,
                                         PA 19107.

Ruth G. Shaw        (R)                  Executive Vice         United
                    288 Avinger Lane     President and Chief    States
                    Davidson, NC 28036   Administrative
                                         Officer, Duke Energy
                                         Corporation, Charlotte,
                                         North Carolina, an
                                         energy company
                                         EC3XG
                                         P.O. Box 1006
                                         Charlotte, NC 28201-
                                         1006.

Edward E. Barr      (R)                  Chairman, Sun          United
                    560 Illingworth      Chemical Corporation,  States
                    Avenue               Fort Lee, New Jersey,
                    Englewood, NJ 07631  a graphic arts
                                         materials manufacturer
                                         222 Bridge Plaza South
                                         Fort Lee, NJ 07024.

G. Alex Bernhardt,  (R)                  Chairman and Chief     United
Sr.                 7120 GreenHill       Executive Officer,     States
                    Circle               Bernhardt Furniture
                    Blowing Rock, NC     Company, Lenoir, North
                    28605                Carolina, a residential
                                         and executive office
                                         furnishings manufacturer
                                         P. O. Box 740
                                         Lenoir, NC 28645.


W. Waldo Bradley    (R)                  Chairman, Bradley      United
                    Sylvan Island        Plywood Corporation,   States
                    Savannah, GA 31404   Savannah, Georgia,
                                         a wholesale distributor
                                         of building materials
                                         P.O. Box 1408
                                         Savannah, GA 31402-1408.

Norwood H. Davis,   (B)                  Chairman Emeritus,     United
Jr.                 Trigon Healthcare,   Trigon Healthcare,     States
                    Inc.                 Inc., Richmond, VA.
                    2015 Staples Mill
                    Road
                    Richmond, VA 23230

Frank M. Henry     (B)                   Chairman, Frank        United
                   Frank Martz Coach     Martz Coach Co.,       States
                   Co.                   Wilkes-Barr, PA, bus
                   P.O. Box 1007         transportation.
                   Wilkes-Barr, PA 18773

Ernest E. Jones    (B)
                   Workforce Development Workforce Development  United
                   Corporation           Corporation            States
                   One Penn Center at    Philadelphia, PA
                   Suburban Station
                   1617 J.F.K. Boulevard,
                   13th Floor
                   Philadelphia, PA 19103

James M. Seabrook  (B)                   Chairman and Chief     United
                   Seabrook & Sons, Inc. Executive Officer,     States
                   85 Finley Road        Seabrook & Sons, Inc.
                   Seabrook, NJ 08302    85 Finley Road
                                         Seabrook, NJ 08302.






The following table provides certain information about First Union Corporation's executive officers:

Name                Business (B) or      Title                  Citizenship
                    Residence (R)
                    Address
-----------------   -------------------  ---------------------  --------------

G. Kennedy          (B)                  Chief Executive        United
Thompson            First Union          Officer and            States
                    National Bank        President
                    One First Union
                    Center
                    301 South College
                    Street
                    Charlotte, NC 28288

Donald A.           (B)                  Vice Chairman          United
McMullen, Jr.       First Union                                 States
                    National Bank
                    One First Union
                    Center
                    301 South College
                    Street
                    Charlotte, NC 28288

Benjamin P.         (B)                  Vice Chairman          United
Jenkins, III        First Union                                 States
                    National Bank
                    One First Union
                    Center
                    301 South College
                    Street
                    Charlotte, NC 28288


Robert T. Atwood   (B)                   Chief Financial        United
                   First Union           Officer and Executive  States
                   National Bank         Vice President
                   One First Union
                   Center
                   301 South College
                   Street
                   Charlotte, NC 28288

Mark C. Treanor    (B)                   Executive Vice         United
                   First Union           President, Secretary   States
                   National Bank         and General Counsel
                   One First Union
                   Center
                   301 South College
                   Street
                   40th Floor
                   Charlotte, NC 28288

Robert P. Kelly    (B)                   Executive Vice         United
                   First Union           President              States
                   National Bank         Chief Financial Officer
                   One First Union
                   Center
                   301 South College
                   Street
                   40th Floor
                   Charlotte, NC 28288

Robert W.F. Nimmo  (B)                   Executive Vice         United
                   First Union           President -- Risk      States
                   National Bank         Management
                   One First Union
                   Center
                   301 South College
                   Street
                   40th Floor
                   Charlotte, NC 28288

Don R. Johnson     (B)                   Executive Vice         United
                   First Union           President -- Human     States
                   National Bank         Resources
                   One First Union
                   Center
                   301 South College
                   Street
                   40th Floor
                   Charlotte, NC 28288

Austin A. Adams    (B)                   Executive Vice         United
                   First Union           President --           States
                   National Bank         Automations and
                   One First Union       Operations
                   Center
                   301 South College
                   Street
                   40th Floor
                   Charlotte, NC 28288

David M. Carroll   (B)                   Executive Vice         United
                   First Union           President --           States
                   National Bank         E-commerce
                   One First Union
                   Center
                   301 South College
                   Street
                   40th Floor
                   Charlotte, NC 28288



First Union National Bank.

The following table provides certain information about First Union National Bank's directors:

Name                Business (B) or      Principal Occupation   Citizenship
                    Residence (R)
                    Address
-----------------   -------------------  ---------------------  --------------

William H.          (R)                  Chairman, CCA          United
Goodwin, Jr.        6701 River Road      Industries, Inc.,      States
                    Richmond, VA         Richmond, Virginia,
                    23229                a diversified
                                         holding company
                                         901 East Cary St.,
                                         Suite 1400
                                         Richmond, VA 23219.

Radford D. Lovett   (R)                  Chairman, Commodores   United
                    129 Ponte Vedra      Point Terminal         States
                    Blvd.                Corporation,
                    Ponte Vedra Beach,   Jacksonville,
                    FL                   Florida, an operator
                    32082                of a marine terminal
                                         and a real estate
                                         management company
                                         1600 Independent Square
                                         Jacksonville, FL 32202.

Mackey J. McDonald  (B)                  Chairman, President    United
                    VF Corporation       and Chief Executive    States
                    P.O. Box 21488       VF Corporation,
                    Greensboro, NC 27420 Greensboro, North
                                         Carolina, an
                                         apparel manufacturer
                                         P.O. Box 21488
                                         Greensboro, NC 27420.

Lanty L. Smith      (R)                  Chairman, Soles        United
                    1401 Westridge Road  Brower Smith & Co.,    States
                    Greensboro, NC       Greensboro, North
                    27401                Carolina, an
                                         investment banking
                                         firm 300 N. Greene St.,
                                         Suite 825, Greensboro,
                                         NC 27401.


G. Kennedy          (B)                  Chief Executive        United
Thompson            First Union          Officer and            States
                    National Bank        President,
                    One First Union      First Union
                    Center               Corporation.
                    301 South College
                    Street
                    Charlotte, NC 28288

Beverly F. Dolan    (B)                  Investor               United
                    2880 Three First                            States
                    Union Center
                    Charlotte, NC 28202

Edward E.           (B)                  Director and Chariman. United
Crutchfield         First Union                                 States
                    Corporation
                    Three First Union
                    Center, Suite 2880
                    Charlotte, NC 28202

Joseph Neubauer     (R)                  Chairman and Chief     United
                    210 Rittenhouse      Executive Officer,     States
                    Square, W.           ARAMARK Corporation,
                    Apt. 3106            Philadelphia,
                    Philadelphia, PA     Pennsylvania, a
                    19103                service management
                                         company
                                         ARA Tower,
                                         1101 Market St.
                                         Philadelphia, PA 19107.

Robert T. Atwood    (B)                  Executive Vice         United
                    First Union          President and          States
                    National Bank        Chief Financial
                    One First Union      Officer,
                    Center               First Union
                    301 South College    Corporation.
                    Street
                    Charlotte, NC 28288


Mark C. Treanor     (B)                  Executive Vice         United
                    First Union          President,             States
                    National Bank        Secretary
                    One First Union      and General
                    Center               Counsel,
                    301 South College    First Union
                    Street               Corporation.
                    40th Floor
                    Charlotte, NC 28288


Robert P. Kelly    (B)                   Executive Vice         United
                   First Union           President              States
                   National Bank         Chief Financial Officer
                   One First Union       First Union Corpoation
                   Center
                   301 South College
                   Street
                   40th Floor
                   Charlotte, NC 28288



The following table provides certain information about First Union National Bank's executive officers:

Name                Business (B) or      Title                  Citizenship
                    Residence (R)
                    Address
-----------------   -------------------  ---------------------  --------------

G. Kennedy          (B)                  Chief Executive        United
Thompson            First Union          Officer and            States
                    National Bank        President
                    One First Union
                    Center
                    301 South College
                    Street
                    Charlotte, NC 28288

Robert T. Atwood    (B)                  Chief Financial        United
                    First Union          Officer                States
                    National Bank
                    One First Union
                    Center
                    301 South College
                    Street
                    Charlotte, NC 28288

Mark C. Treanor     (B)                    Executive Vice       United
                    First Union            President,           States
                    National Bank          Secretary and
                    One First Union        General Counsel
                    Center
                    301 South College
                    Street
                    40th Floor
                    Charlotte, NC 28288

Gregory R. Bosniak (B)                   Chief Executive        United
                   First Union           Officer                States
                   National Bank
                   One First Union
                   Center
                   301 South College
                   Street
                   40th Floor
                   Charlotte, NC 28288

John R. Francis,   (B)                   Chief Executive        United
Jr.                First Union           Officer                States
                   National Bank
                   One First Union
                   Center
                   301 South College
                   Street
                   40th Floor
                   Charlotte, NC 28288

Robert Burton      (B)                   Executive Vice         United
                   First Union           President              States
                   National Bank
                   One First Union
                   Center
                   301 South College
                   Street
                   40th Floor
                   Charlotte, NC 28288

Stephen C. Coats   (B)                   Executive Vice         United
                   First Union           President              States
                   National Bank
                   One First Union
                   Center
                   301 South College
                   Street
                   40th Floor
                   Charlotte, NC 28288

Debra M. Warren    (B)                   Executive Vice         United
                   First Union           President              States
                   National Bank
                   One First Union
                   Center
                   301 South College
                   Street
                   40th Floor
                   Charlotte, NC 28288

Bobby B. Worrell   (B)                   Regional Executive     United
                   First Union           Officer                States
                   National Bank
                   One First Union
                   Center
                   301 South College
                   Street
                   40th Floor
                   Charlotte, NC 28288

John F. Shoulders, (B)                   Corporate Executive    United
Jr.                First Union           Officer                States
                   National Bank
                   One First Union
                   Center
                   301 South College
                   Street
                   40th Floor
                   Charlotte, NC 28288

James McKenna      (B)                   Executive Vice         United
                   First Union           President              States
                   National Bank
                   One First Union
                   Center
                   301 South College
                   Street
                   40th Floor
                   Charlotte, NC 28288

Haddon S. Mackie,  (B)                   Executive Vice         United
Jr.                First Union           President              States
                   National Bank
                   One First Union
                   Center
                   301 South College
                   Street
                   40th Floor
                   Charlotte, NC 28288

Don R. Johnson    (B)                   Executive Vice         United
                   First Union           President              States
                   National Bank
                   One First Union
                   Center
                   301 South College
                   Street
                   40th Floor
                   Charlotte, NC 28288

C. Royce Hough     (B)                   Executive Vice         United
                   First Union           President              States
                   National Bank
                   One First Union
                   Center
                   301 South College
                   Street
                   40th Floor
                   Charlotte, NC 28288

C. Clay Holland    (B)                   Regional Executive     United
                   First Union           Officer                States
                   National Bank
                   One First Union
                   Center
                   301 South College
                   Street
                   40th Floor
                   Charlotte, NC 28288

Paul L. Fisher     (B)                   Executive Vice         United
                   First Union           President              States
                   National Bank
                   One First Union
                   Center
                   301 South College
                   Street
                   40th Floor
                   Charlotte, NC 28288

Paul R. Eber       (B)                   Executive Vice         United
                   First Union           President              States
                   National Bank
                   One First Union
                   Center
                   301 South College
                   Street
                   40th Floor
                   Charlotte, NC 28288

William J. Dahms   (B)                   Executive Vice         United
                   First Union           President              States
                   National Bank
                   One First Union
                   Center
                   301 South College
                   Street
                   40th Floor
                   Charlotte, NC 28288





First Union Capital Partners, Inc.

The following table provides certain information about First Union Capital Partners' directors:

Name                Business (B) or      Principal Occupation   Citizenship
                    Residence (R)
                    Address
-----------------   -------------------  ---------------------  --------------

Ted A. Gardner      (B)                  Senior Vice            United
                    First Union Capital  President,             States
                    Partners, Inc.       First Union
                    One First Union      Capital Partners
                    Center
                    301 South College
                    Street
                    12th Floor
                    Charlotte, NC
                    28288-0732

W. Barnes           (B)                  Senior Vice            United
Hauptfuhrer         First Union Capital  President,             States
                    Partners, Inc.       First Union
                    One First Union      Capital Partners
                    Center
                    301 South College
                    Street
                    14th Floor
                    Charlotte, NC
                    28288-0732

Scott B. Perper     (B)                  President, First       United
                    First Union Capital  Union Capital          States
                    Partners, Inc.       Partners
                    One First Union
                    Center
                    301 South College
                    Street
                    12th Floor
                    Charlotte, NC
                    28288-0732





The following table provides certain information about First Union Capital Partners' executive officers:

Name                Business (B) or      Title                  Citizenship
                    Residence (R)
                    Address
-----------------   -------------------  ---------------------  --------------

Scott B. Perper     (B)                  President              United
                    First Union Capital                         States
                    Partners, Inc.
                    One First Union
                    Center
                    301 South College
                    Street
                    12th Floor
                    Charlotte, NC
                    28288-0732

Stephen J. Antal    (B)                  Secretary              United
                    First Union Capital                         States
                    Partners, Inc.
                    One First Union
                    Center
                    301 South College
                    Street
                    30th Floor
                    Charlotte, NC
                    28288-0630

Robert T. Atwood    (B)                  Executive Vice         United
                    First Union Capital  President.             States
                    Partners, Inc.
                    One First Union
                    Center
                    301 South College
                    Street
                    Charlotte, NC
                    28288-0732

Tracey M. Chaffin   (B)                  Vice President and   United
                    First Union Capital  Chief Financial      States
                    Partners, Inc.       Officer
                    One First Union
                    Center
                    301 South College
                    Street
                    12th Floor
                    Charlotte, NC
                    28288-0732


David B. Carson     (B)                  Senior Vice            United
                    First Union Capital  President              States
                    Partners, Inc.
                    One First Union
                    Center
                    301 South College
                    Street
                    12th Floor
                    Charlotte, NC
                    28288-0732

Jay M. Chernosky   (B)                   Senior Vice            United
                    First Union Capital  President              States
                    Partners, Inc.
                    One First Union
                    Center
                    301 South College
                    Street
                    12th Floor
                    Charlotte, NC
                    28288-0732

James C. Cook       (B)                  Senior Vice            United
                    First Union Capital  President              States
                    Partners, Inc.
                    One First Union
                    Center
                    301 South College
                    Street
                    12th Floor
                    Charlotte, NC
                    28288-0732

Frederick W.        (B)                  Senior Vice            United
Eubank, III         First Union Capital  President              States
                    Partners, Inc.
                    One First Union
                    Center
                    301 South College
                    Street
                    12th Floor
                    Charlotte, NC
                    28288-0732

Ted A. Gardner      (B)                  Senior Vice            United
                    First Union Capital  President,             States
                    Partners, Inc.
                    One First Union
                    Center
                    301 South College
                    Street
                    12th Floor
                    Charlotte, NC
                    28288-0732

L. Watts            (B)                  Senior Vice            United
Hamrick, III        First Union Capital  President              States
                    Partners, Inc.
                    One First Union
                    Center
                    301 South College
                    Street
                    12th Floor
                    Charlotte, NC
                    28288-0732

James H. Hatch      (B)                  Senior Vice          United
                    First Union Capital  President and        States
                    Partners, Inc.       Treasurer
                    One First Union
                    Center
                    301 South College
                    Street
                    12th Floor
                    Charlotte, NC
                    28288-0732

James M. Kipp       (B)                  Senior Vice          United
                    First Union Capital  President            States
                    Partners, Inc.
                    One First Union
                    Center
                    301 South College
                    Street
                    Charlotte, NC
                    28288


David Neal          (B)                  Senior Vice          United
Morrison            First Union Capital  President            States
                    Partners, Inc.
                    One First Union
                    Center
                    301 South College
                    Street, 12th Floor
                    Charlotte, NC
                    28288

Matthew S.          (B)                  Senior Vice            United
Rankowitz           First Union Capital  President              States
                    Partners, Inc.
                    One First Union
                    Center
                    301 South College
                    Street
                    Charlotte, NC
                    28288

Kevin J. Roche      (B)                  Senior Vice          United
                    First Union Capital  President            States
                    Partners, Inc.
                    One First Union
                    Center
                    301 South College
                    Street
                    Charlotte, NC
                    28288

Edward H. Ross      (B)                  Senior Vice          United
                    First Union Capital  President            States
                    Partners, Inc.
                    One First Union
                    Center
                    301 South College
                    Street
                    Charlotte, NC
                    28288

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing with each other on behalf of each of them an amendment to the original statement on Schedule 13D with respect to the shares of Common Stock of Texoil, Inc. and warrant to purchase shares of Common Stock of Texoil, Inc. beneficially owned by each of them to reflect (i) the exercise of the warrants and (ii) the proposed merger and tender of shares to be described in such amendment. This Joint Filing Agreement shall be included as an exhibit to such amendment to Schedule 13D.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 31st day of January, 2001.


FIRST UNION CAPITAL PARTNERS, INC.
By:
Name:  Steve Antal
Title:  Secretary

FIRST UNION NATIONAL BANK
By:
Name: Steve Antal
Title: Senior Vice President

FIRST UNION CORPORATION
By:
Name: Steve Antal
Title: Senior Vice President